FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 3, 2006

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated July 3, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: July 3, 2006	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

By: /s/ David Sach

	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
July 3rd, 2006

MILLICOM - COMPLETION OF STRATEGIC REVIEW;
TERMINATION OF DISCUSSIONS

New York and Stockholm – July 3, 2006 – Millicom International Cellular S.A. ("Millicom") (Nasdaq Stock Market: MICC, Stockholmsbörsen: MIC), announced today that it has completed its Strategic Review which was announced on January 19, 2006 and has decided to terminate all discussions concerning a potential sale of the entire share capital of the Company. Since May 2006, the Company has been in prolonged discussions and due diligence with one potential purchaser but has now concluded that this purchaser will not be in a position within an acceptable timeframe to make a binding offer that is suitably attractive, given the current strong performance of the business, or sufficiently certain of closing. The Board of Directors remains confident in the independent future of the Company.

Enquiries:

Millicom

Daniel Johannesson, Chairman	+44 20 7321 5010

Marc Beuls, President & Chief Executive Officer	+352 27 759 327

Andrew Best, Investor Relations	+44 20 7321 5022 / +44 (0)7798 576378

Note to Editors:
Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has cellular operations and licenses in 16 countries. The Group's cellular operations have a combined population under license of approximately 390 million people.

This press release may contain certain "forward-looking statements" with respect to Millicom’s expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom's most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.